MONTHLY REPORT - DECEMBER 2008
                              Global Macro Trust
           The net asset value of each unit as of December 31, 2008
               was $1,371.00, up 0.89% from $1,358.87 per unit
                            as of November 30, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (718,844.467       $ 10,799,966     966,016,396     976,816,362
   units) at November 30, 2008
Addition of 38,389.502 units on         574,812      51,591,426      52,166,238
   December 1, 2008
Redemption of 5,878.376 units on            (0)      (8,059,254)     (8,059,254)
   December 31, 2008*
Net Income (Loss) - December 2008       185,732       9,272,284       9,458,016
                                   -------------  --------------  --------------
Net Asset Value at December 31,    $ 11,560,510   1,018,820,852   1,030,381,362
   2008                            =============  ==============  ==============
Net Asset Value per Unit at
December 31, 2008 (751,554.918
units inclusive of 199.325
additional units.)                                $    1,371.00

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $  58,339,970    214,035,346

      Change in unrealized gain (loss) on open      (43,510,866)    (8,084,165)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.      1,568,036      4,991,515
         Treasury obligations


   Interest income                                    1,373,283     21,273,769

   Foreign exchange gain (loss) on margin                26,055       (713,457)
      deposits
                                                  --------------  -------------
Total: Income                                        17,796,478    231,503,008

Expenses:
   Brokerage commissions                              5,902,308     54,511,973

   20.0% New Trading Profit Share                     1,978,448     30,185,855

   Custody Fees                                          57,906        160,055

   Administrative expense                               399,800      2,590,926
                                                 ---------------  -------------
Total: Expenses                                       8,338,462     87,448,809

                                                  $   9,458,016    144,054,199

Net Income (Loss) - December 2008
* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      January 12, 2009


Dear Investor:

Global Macro Trust ("GMT") was up 0.89% for December, 2008. Year-to-date the Trust is up 18.48%.

Interest rates and energy futures trading were profitable in December. Metal futures generated a small gain, and currency, stock index and agricultural commodity trading generated small losses.

Evidence of a deepening global recession continued to accumulate, but a semblance of calm returned to financial markets in December with U.S. and most international equity indices registering gains. The Trust held small short futures positions in 22 stock indices and the net effect was a negligible loss.

The trend toward lower global interest rates on government debt continued in December, and long positions in Australian, Canadian, German, British and U.S. short-term, medium-term and long-term instruments were profitable.

The U.S. dollar rally stalled in December, and a small loss was incurred on long positions against the Swiss franc, Korean won and Singapore dollar. The loss was partially offset by small gains on a long Swiss franc position versus the Norwegian krone and a long euro position versus the Swedish krona.

Despite a rally in energy prices on the last day of the month, energy prices were down in December and short positions in Brent and WTI crude oil, heating oil, gas oil, reformulated gasoline (RBOB), natural gas and Tokyo gasoline and kerosene were profitable.

The metals were mixed. Gold, silver and nickel rallied and short positions incurred small losses which were outweighed by small gains on short positions in aluminum, copper, lead and tin.

Agricultural commodities were narrowly unprofitable with gains on short positions in coffee, live hogs and live cattle outweighed by losses on short positions in corn, soybeans, soybean meal, wheat and cocoa.

2008 Recap: To put it mildly, 2008 was a difficult year for stocks and most alternative investment strategies, but these difficulties highlighted the diversification potential of our systematic diversified managed futures strategy which gained markedly for the year. All portfolio sectors contributed to 2008's gains. The percentage of total 2008 profits attributable to each sector was approximately as follows: interest rate futures 13%; currency forwards 16%; stock index futures 23%; energy futures 23%; metal futures 10%; and agricultural commodity futures 15%.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman